March 1, 2010

EDGAR FILING

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           Forum Funds
File Nos. 002-67052 and 811-3023
Post-Effective Amendment No. 273

Dear Sir or Madam:

Pursuant to Section 8(c) of the Securities Act of 1933, as amended (“1933 Act”), and Regulation C thereunder, and pursuant to the Investment Company Act of 1940, as amended, and the regulations thereunder, transmitted herewith on behalf of Forum Funds (the “Trust”) is Post-Effective Amendment No. 273 to the Trust’s currently effective Registration Statement on Form N-1A relating to the Adams Harkness Small Cap Growth Fund and the Polaris Global Value Fund.  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the Trust.

The purposes of this filing are to reflect new and revised disclosures in the prospectus and statement of additional information for the Adams Harkness Small Cap Growth Fund and the Polaris Global Value Fund required by the amendments to the Form N-1A adopted by the Securities and Exchange Commission.

The Registrant has elected that this filing be automatically effective on April 30, 2010, pursuant to Rule 485(a)(1) under 1933 Act.  If you have any questions or comments concerning the foregoing, please call me at (202) 778-9187.

Very truly yours,

/s/ Francine Rosenberger

Francine J. Rosenberger
Attachments
cc:  Lina Bhatnagar
Atlantic Fund Administration